Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE THIRD QUARTER ENDED
APRIL 26, 2025

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – June 3, 2025 - Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the third quarter ended April 26, 2025.

Third Quarter Highlights
•Net income of $11.2 million, an increase of 24% compared to $9.0 million in the third quarter of the prior year
•Adjusted net income of $11.6 million, an increase of 21% compared to adjusted net income of $9.6 million in the third quarter of the prior year
•Sales increased 3.2% and same store sales increased 1.9%
•Same store digital sales increased 10%
•Grand opening of a 72,000 sq. ft. ShopRite replacement store in Watchung, NJ
Year-To-Date Fiscal 2025 Highlights
•Net income of $40.9 million, an increase of 17% compared to $35.0 million in the prior year-to-date period
•Adjusted net income of $41.3 million, an increase of 16% compared to adjusted net income of $35.7 million in the prior year-to-date period
•Sales increased 3.8% and same store sales increased 2.2%
•Same store digital sales increased 10%
Third Quarter of Fiscal 2025 Results
Sales were $563.7 million in the 13 weeks ended April 26, 2025 compared to $546.4 million in the 13 weeks ended April 27, 2024. Sales increased due to an increase in same store sales of 1.9%, the opening of the Watchung, NJ replacement store on April 9, 2025 and the opening of the Old Bridge, NJ replacement store on March 17, 2024. Same store sales increased due primarily to digital sales growth, continued growth in recently remodeled stores, higher pharmacy sales and inflation in the meat and dairy departments. New stores, replacement stores and stores with banner changes are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.
Gross profit as a percentage of sales increased to 28.77% in the 13 weeks ended April 26, 2025 compared to 28.54% in the 13 weeks ended April 27, 2024 due primarily to higher patronage dividends and other rebates received from Wakefern (.39%) decreased warehouse assessment charges from Wakefern (.07%) and lower LIFO charges (.04%) partially offset by decreased departmental gross margin percentages (.13%), an unfavorable change in product mix (.13%) and higher promotional spending (.01%).
Operating and administrative expense as a percentage of sales decreased to 24.78% in the 13 weeks ended April 26, 2025 compared to 25.19% in the 13 weeks ended April 27, 2024. Adjusted operating and administrative expenses decreased to 24.66% in the 13 weeks ended April 26, 2025 compared to 25.03% in the 13 weeks ended April 27, 2024. The decrease in

Exhibit 99.1

Adjusted operating and administrative expenses is due primarily to lower employee costs (.24%), advertising expenses (.09%), security spending (.09%) and facility insurance costs (.06%) partially offset by increased utilities rates (.07%) .
Depreciation and amortization expense increased in the 13 weeks ended April 26, 2025 compared the 13 weeks ended April 27, 2024 due primarily to capital expenditures.
Interest expense decreased in the 13 weeks ended April 26, 2025 compared to the 13 weeks ended April 27, 2024 due primarily to lower average outstanding debt balances.
Interest income decreased in the 13 weeks ended April 26, 2025 compared to the 13 weeks ended April 27, 2024 due primarily to lower interest rates on variable rate notes receivable from Wakefern and demand deposits invested at Wakefern.
The Company’s effective income tax rate was 30.6% in the 13 weeks ended April 26, 2025 compared to 30.1% in the 13 weeks ended April 27, 2024.

Year-To-Date Fiscal 2025 Results
Sales were $1.721 billion in the 39 weeks ended April 26, 2025 compared to $1.658 billion in the 39 weeks ended April 27, 2024. Sales increased due to an increase in same store sales of 2.2%, the opening of the Watchung, NJ replacement store on April 9, 2025 and the opening of the Old Bridge, NJ replacement store on March 17, 2024. Same store sales increased due primarily to digital sales growth, continued growth in recently remodeled stores, higher pharmacy sales and inflation in the meat and dairy departments.
Gross profit as a percentage of sales increased to 28.71% in the 39 weeks ended April 26, 2025 compared to 28.48% in the 39 weeks ended April 27, 2024 due primarily to higher patronage dividends and rebates received from Wakefern (.24%), decreased warehouse assessment charges from Wakefern (.11%), increased departmental gross margin percentages (.07%) and lower LIFO charges (.05%) partially offset by an unfavorable change in product mix (.16%) and higher promotional spending (.07%).
Operating and administrative expense as a percentage of sales decreased to 24.20% in the 39 weeks ended April 26, 2025 compared to 24.39% in the 39 weeks ended April 27, 2024. Adjusted operating and administrative expense as a percentage of sales decreased to 24.16% in the 39 weeks ended April 26, 2025 compared to 24.33% in the 39 weeks ended April 27, 2024. The decrease in Adjusted operating and administrative expenses is due primarily to sales leverage on occupancy and facility costs (.10%), lower facility insurance costs (.06%), reduced supply spending (.06%), lower legal and consulting fees (.05%) and decreased security spending (.05%) partially offset by higher utility rates (.08%) and increased external fees associated with digital sales growth (.06%).
Depreciation and amortization expense increased in the 39 weeks ended April 26, 2025 compared to the 39 weeks ended April 27, 2024 due primarily to capital expenditures.
Interest expense decreased in the 39 weeks ended April 26, 2025 compared to the 39 weeks ended April 27, 2024 due primarily to lower average outstanding debt balances.
Interest income decreased in the 39 weeks ended April 26, 2025 compared to the 39 weeks ended April 27, 2024 due primarily to lower interest rates earned on variable rate notes receivable from Wakefern and demand deposits invested at Wakefern.
The effective income tax rate was 31.0% in the 39 weeks ended April 26, 2025 compared to 31.1% in the 39 weeks ended April 27, 2024.
Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Forward Looking Statements

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: general economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations;

Exhibit 99.1

competitive store openings and closings; the rate of return on pension assets; labor shortages; disruptions to supply chains; and other factors detailed herein and in the Company’s filings with the SEC.

We provide non-GAAP measures, including Adjusted net income and Adjusted operating and administrative expenses as management believes these supplemental measures are useful to investors and analysts. These non-GAAP financial measures should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP, nor as an alternative to net income, operating and administrative expense or any other GAAP measure of performance. Adjusted net income and Adjusted operating and administrative expense are useful to investors because they provide supplemental measures that exclude the financial impact of certain items that affect period-to-period comparability. Management and the Board of Directors use these measures as they provide greater transparency in assessing ongoing operating performance on a period-to-period basis. Other companies may have different definitions of Non-GAAP Measures and provide for different adjustments, and comparability to the Company's results of operations may be impacted by such differences. The Company's presentation of Non-GAAP Measures should not be construed as an implication that its future results will be unaffected by unusual or non-recurring items.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended	13 Weeks Ended	39 Weeks Ended	39 Weeks Ended
	April 26, 2025	April 27, 2024	April 26, 2025	April 27, 2024

Sales	$563,669	$546,396	$1,721,016	$1,658,329

Cost of sales	401,488	390,464	1,226,951	1,186,007

Gross profit	162,181	155,932	494,065	472,322

Operating and administrative expense	139,683	137,650	416,457	404,419

Depreciation and amortization	8,773	8,078	25,758	25,108

Operating income	13,725	10,204	51,850	42,795

Interest expense	(899)	(1,015)	(2,871)	(3,125)

Interest income	3,256	3,634	10,228	11,202

Income before income taxes	16,082	12,823	59,207	50,872

Income taxes	4,921	3,857	18,349	15,842

Net income	$11,161	$8,966	$40,858	$35,030

Net income per share:
Class A common stock:
Basic	$0.84	$0.67	$3.07	$2.63
Diluted	$0.75	$0.60	$2.76	$2.36

Class B common stock:
Basic	$0.54	$0.44	$1.99	$1.71
Diluted	$0.54	$0.44	$1.99	$1.71

Gross profit as a % of sales	28.77%	28.54%	28.71%	28.48%
Operating and administrative expense as a % of sales	24.78%	25.19%	24.20%	24.39%

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
RECONCILIATION OF NON-GAAP MEASURE
(In thousands) (Unaudited)

The following tables reconciles Net income to Adjusted net income and Operating and administrative expenses to Adjusted operating and administrative expenses:

	13 Weeks Ended		39 Weeks Ended
	April 26, 2025	April 27, 2024	April 26, 2025	April 27, 2024
Net Income	$11,161	$8,966	$40,858	$35,030

Adjustments to Operating Expenses:
Store pre-opening costs (1)	684	907	684	907
Adjustments to Income Taxes:
Tax impact of adjustments to operating expenses	(212)	(281)	(212)	(281)
Adjusted net income	$11,633	$9,592	$41,330	$35,656

Operating and administrative expenses	$139,683	$137,650	$416,457	$404,419
Adjustments to operating and administrative expenses	(684)	(907)	(684)	(907)
Adjusted operating and administrative expenses	138,999	136,743	415,773	403,512
Adjusted operating and administrative expenses as a % of sales	24.66%	25.03%	24.16%	24.33%

(1) Fiscal 2025 pre-opening costs are associated with opening of the Watchung, NJ ShopRite replacement store that opened on April 9, 2025 and fiscal 2024 pre-opening costs are associated with the opening of the Old Bridge, NJ ShopRite replacement store that opened on March 17, 2024.